THE EXPLORATION EQUIPMENT SUPPLIER TM
January 20, 2009
VIA EDGAR AND FACSIMILE
Mr. John Cash
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Mitcham Industries, Inc. Form 10-K for the year ended January 31, 2008 Form 10-Q for the quarter ended October 31, 2008 File No. 0-25142
Dear Mr. Cash:
     On January 6, 2009, Mitcham Industries, Inc. (the “Company”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Form 10-K for the fiscal year ended January 31, 2008 (the “2008 Form 10-K”) and Form 10-Q for the quarter ended October 31, 2008 (the “Form 10-Q”).
     With respect to the comments, for the reasons stated in this response letter, the Company believes that any revised or supplemental disclosure would not be material to the Company’s overall historical disclosure. Accordingly, the Company respectfully requests that the Staff permit the Company to address any of these revised or supplemental disclosures in its Annual Report on Form 10-K for the year ended January 31, 2009 (the “2009 Form 10-K”), rather than amending or supplementing the disclosure in the 2008 Form 10-K or the Form 10-Q.
     The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as given in the Staff’s comment letter.
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

Form 10-K for the year ended January 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
1.	We note that you present EBITDA and Adjusted EBITDA, two non-GAAP performance measures that exclude recurring expenses. With reference to Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” ensure future filings fully present the disclosures required by each of the 5 bullets in the answer to Question 8. Specifically, ensure your disclosures (i) identify the economic substance behind management’s decision to use these non-GAAP measures, (ii) address the material limitations associated with the use of these non-GAAP measures as compared to the use of the most directly comparable GAAP financial measure and (iii) discuss the manner in which management compensates for these limitations when using these non-GAAP financial measures.
     We will expand disclosures in future filings to specifically address each of the points included in the answer to Question 8, including the specific items noted above.
Critical Accounting Policies, page 27
Allowance for Doubtful Accounts, page 27
2.	We note your disclosure on page 9 which indicates that approximately 25% of your outstanding trade accounts receivable were more than 90 days past due. In light of this, please enhance your critical accounting estimate discussion to clearly explain the factors you consider when determining your allowance for doubtful accounts. Please also expand your disclosure to discuss the typical amount of time it takes for your customers to pay their invoices and if you charge any fees associated with these past due accounts.
     In future filings we will expand our disclosures to include the following information:
•	We determine our allowance for doubtful accounts based on a detailed review of outstanding receivable balances. Factors considered include the age of the receivables, the payment history of the customer, the general financial condition of the customer and any financial or operational leverage which we may have in a particular situation.

•	The average age of our accounts receivable, which indicates the typical time it takes for customers to make payment.

•	We typically do not charge fees on past due accounts, although we do reserve the right to do so in most of our contractual arrangements with our customers.
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

Goodwill, page 28
3.	We note you have identified goodwill as a critical accounting policy. In order to provide readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonable likely changes; and

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
     We will expand our disclosures in future filings so as to identify the material assumptions used such as expected future cash flows, terminal, or exit, values applied to future cash flows and discount rates applied to those cash flows. The expanded disclosures will include the effect of certain percentage changes in these factors. We further will identify any material changes in the factors or the methodology applied.
Report of Independent Registered Public Accounting Firm on Financial statements, page F-2
Report of Independent Registered Public Accounting Firm on Internal Controls, page F-3
4.	Your independent registered public accounting firm’s audit reports indicate that their audits were conducted “in accordance with auditing standards of the Public Company Accounting Oversight Board (United States)”. Please note however that paragraph 3 of Auditing Standard No. 1 states that auditors should conduct their audit “in accordance with the standards of the Public Company Accounting Oversight Board (United States)” regarding the auditing and related professional practice standards the engagement must be performed in accordance with. Please request that your auditors revise their reports and amend your filing to include those revised reports.
     Our independent registered public accounting firm, Hein & Associates LLP, has agreed to revise the wording in future reports as indicated above.
Revenue Recognition of Leasing Arrangement, page F-8
5.	As indicated on page 5, we note that your customers are normally responsible for the cost of shipping the equipment from and to your facilities. With reference to EITF 00-10-Accounting for Shipping and Handling Fees and Costs,
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

clarify that you record the amounts billed to your customers as revenues and disclose where you record the related expenses. If shipping costs or handling costs are significant and are not included in cost of sales (that is, if those costs are accounted for together or separately on other income statement line items), disclose both the amount(s) of such costs and the line item(s) on the income statement that include them.
     In most situations, our customers pay shipping and handling costs directly to the shipping agents so these amounts are not paid or received by us. We will modify future disclosures to clarify this point. Any shipping costs paid by us and re-billed to our customers are not material.
6.	Your critical accounting policy discussion on page 27 refers to commission revenues. Please expand your discussion of significant accounting policies to address the nature of this revenue stream and your related accounting.
     One of our subsidiaries acts as a manufacturer’s representative for various original equipment manufacturers (“OEM’s”) of oceanographic and hydrographic equipment. In most cases we take title to the equipment and re-sell it to our customers. These transactions are accounted for on a gross basis. In other transactions, the equipment is sold directly by the OEM to the customer and we receive a percentage of the selling price as a commission. These amounts have not been material in recent periods. Accordingly, in future filings we will revise our description of our critical accounting policies to remove the reference to commission revenues.
Product Warranties
7.	You disclose on page 12 that you maintain accruals for product warranties. In future filings, please provide the disclosures required by paragraphs 14a and 14b of FIN45.
     We will include these required disclosures in future filings to the extent such amounts are material or will indicate that such amounts are not material.
Form 10-Q for the quarter ended October 31, 2008
Condensed Consolidated Statements of Cash Flows, page 3
8.	Please tell us the nature of your short term investments such that it is appropriate to include the purchases of such investments within cash flows from financing activities. Refer to paragraphs 15 and 18 of SFAS 95.
     These investments consist of term bank deposits with a maturity of more than 90 days. The term deposits are collateral for performance bonds required to guaranty our
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

performance under a contract entered into by our Australian subsidiary. Although we do receive a return on the invested funds, the primary purpose of the investment is to secure the contractual obligations. Therefore, the nature of this transaction is primarily financing, rather than investing.
Notes to the Consolidated Financial Statements
5. Balance Sheet — Prepaid expenses and other current assets — Insurance settlement receivable, page 5
9.	We note that you have recognized $1.146 million insurance settlement receivable related to estimated proceeds from the destruction of certain lease pool equipment. We further note that your disclosure on page 16 refers to expected insurance proceeds. Please confirm that these proceeds are probable or provide us your basis for recognizing this receivable.
     We confirm that the receipt of the insurance proceeds was probable as of October 31, 2008. Based upon the acknowledgment of coverage by the insurance carrier and discussions with the carrier, we believed the receipt of proceeds in excess of this amount was probable as of that date. Approximately $1.7 million in insurance proceeds were received in December 2008. However, only estimated proceeds up to the net book value of the destroyed equipment were recorded as of October 31, 2008 so as to avoid recording a gain contingency.
6. Goodwill and Other Intangible Assets, page 6
10.	We note that 100% of your goodwill balance is allocated to the Seamap segment. Given the deterioration in revenues and operating income for Seamap for the nine months ended September 30, 2008, please tell us whether a triggering event has occurred such that you were required to perform an impairment test pursuant to paragraph 28 of SFAS 142. If not, please explain why not. If you have performed a recent impairment test, please provide us with a summary of those results.
     We believe a triggering event has not occurred. Due to the nature of Seamap’s industry and products, its revenues often fluctuate significantly from period to period. A decline in revenues for the nine months ended October 31, 2008 as compared to the comparable period was expected and is not indicative of a decline in general business levels. As disclosed in the 10-Q, Seamap’s backlog as of October 31, 2008 was approximately $16.8 million, which is a near record level.
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

     Liquidity and Capital Resources, page 16
11.	Your disclosures are silent regarding compliance with your debt covenants. Please clarify whether or not you were in compliance with your debt covenants as of September 30, 2008 and in future filings disclose your compliance with such covenants. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
     We were in compliance with all debt covenants as of October 31, 2008. In future filings we will disclose whether or not we are in compliance as of that date and will disclose the required and actual ratios. As of October 31, 2008 and for the quarter then ended we had a debt to shareholders’ ratio of 0.1:1.0, versus a maximum allowed ratio of 0.7:1.0, a ratio of current assets to current liabilities of 2.4:1.0, versus a minimum required ratio of 1.25:1.0 and earnings before interest, taxes, depreciation and amortization (EBITDA, as defined in the 10-Q) of $6,790,000, versus a minimum required amount of $2,000,000.
     Should the Staff have any questions or comments, please contact the undersigned at 281.353.4475.

Very truly yours, MITCHAM INDUSTRIES, INC.
By:	/s/ Robert P. Capps
Robert P. Capps
Executive Vice President and Chief Financial Officer

MITCHAM INDUSTRIES INC.
P.O. BOX 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com